15048379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28632 ROADSIDE DRIVE, SUITE 215
(No. and Street)

AGOURA HILLS	CA	91301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN STARK, JR. (818) 735-9868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.D. GOURLEY
(Name – *if individual, state last, first, middle name*)

501 S. FIRST AVENUE, SUITE C	ARCADIA	CA	91006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEPHEN T. STARK, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CHIEF FINANCIAL OFFICER
Title

[signature], NOTARY PUBLIC
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____
2 ____
3 ____
4 ____
5 ____
6 ____

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 26TH (Date) day of FEBRUARY (Month), 2015 (Year), by

(1) STEPHEN T. STARK, JR (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______________________ NOTARY PUBLIC
Signature of Notary Public

PAIGE S. APAR
Comm. #2066257
Notary Public-California
Los Angeles County
Comm. Expires May 27, 2018

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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R. D. Gourley

Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
I E. Investments, INC.
dba Stark Municipal Brokers

We have audited the accompanying financial statements of I.E. Investments, Inc. dba Stark Municipal Brokers, a California corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Stark Municipal Brokers' management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stark Municipal Brokers as of December 31, 2014, and the results of its operations and its cash flows for the year ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determining of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3, Reconciliation of Company's Computation of Net Capital and Audited Financial Statements has been subjected to audit procedures performed in conjunction with the audit of Stark Municipal Brokers financial statement. The supplemental information is the responsibility of Stark Municipal Brokers' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all materials respects, in relation to the financial statements as a whole.

R.D. Gourley

Arcadia, CA
February 25, 2015

I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS
Statement of Financial Condition
December 31, 2014

Assets

Current Assets	
Cash and cash equivalents	$ 318,907
Receivable unsettled trades	16,126
Prepaid expenses	27,355
Prepaid taxes	12,319
Total current assets	374,707
Investments	
Marketable securities	14,388
MBIS, LLC,	15,325
Total investments	29,713
Other assets- deposits	4,593
Total assets	$ 409,013

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 22,957
Advances from officers	2,537
Trade date advances SW	4,676
Payroll liabilities	87,087
Total liabilities	117,257
Stockholders' equity	
Common stock, $100 stated value	
100,000 shares authorized	
1,700 shares issued and outstanding	170,000
Retained earnings	121,756
Total stockholders' equity	291,756
Total liabilities and stockholders' equity	$ 409,013

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS
Statement of Operations
For the Year Ended December 31, 2014

Revenues		
Commissions	$	2,596,623
Operating Expenses		
401(k) employer		40
Auto expense		36,000
Bank service charge		655
Commission and floor brokerage expense		104,735
Communications		74,771
Contributions		2,540
Dues and subscriptions		3,155
FINRA/SIPC		28,333
Insurance		132,080
Occupancy and equipment rental		307,939
Payroll		1,600,551
Payroll tax		92,357
Pension plan fee		1,380
Payroll process fees		3,403
Professional fees		38,080
Promotion		108,242
Taxes and licenses		1,623
Total Operating Expenses		2,535,884
Income from Operations		60,739
Other income (loss)		
California franchise tax refund		2,860
Interest income		94
Impairment of MBIS, LLC		(104,675)
Unrealized gain on marketable securities		2,448
Total other income		(99,273)
Loss before income tax		(38,534)
Income tax benefit		6,874
Net loss	$	(31,660)

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Stock	Paid-in	Earnings	Total
Balance at December 31, 2013	$ 170,000	$ -	$ 153,416	$ 323,416
Net loss			(31,660)	(31,660)
Balance at December 31, 2014	$ 170,000	$ -	$ 121,756	$ 291,756

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS
Statement of Cash Flows
For the Year Ended December 31 , 2014

Cash flow from operating activities:			
Net income		$	(31,660)
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment of MBIS, LLC	104,675		
Unrealized gain on investments	(2,448)		
(Increase) decrease in assets:			
Receivable unsettled trades	(9,152)		
Prepaid expenses	(23,022)		
Prepaid taxes	(11,719)		
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses	(18,448)		
Advances from officers	(39,750)		
Trade date advances SW	(10,882)		
Taxes payable	(5,374)		
Payroll liabilities	87,087		
Total adjustments			70,967
Net cash and cash equivalents provided by operating activities			39,307
Cash flow from investing activities:			
Investment in MBIS, LLC	(35,000)		
Net cash and cash equivalents used in investing activities			(35,000)
Net increase in cash and cash equivalents			4,307
Cash and cash equivalents at beginning of year			314,600
Cash and cash equivalents at end of year		$	318,907

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	5,734

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS
Statement of Changes in Liabilities
Subordinated To Claims of General Creditors
For the Year Ended December 31, 2014

Subordinated borrowings at beginning of year	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at end of year	$ -

The accompanying notes are an integral part of these financial statements.

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 1- General and Summary of Significant Accounting Policies

General

IE Investments, Inc. dba Stark Municipal Brokers (the "Company") was incorporated in the state of California on June 7, 1989. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer. The majority of its income comes as an agent for principals in the buying and selling of municipal bonds.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements

Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturity of less than six months that are not held for sale in the ordinary course of business.

Property, Plant and Equipment

Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized. Depreciation is provided on straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purposes is provided using the modified accelerated depreciation system.

Income Taxes

The Company is a C Corporation for federal income and state of California franchise tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. The Company uses the asset and liability method as identified in the FASB Accounting Standards Codification 740, *Income Taxes*.

Revenue Recognition

The Company recognizes its revenue on a trade date basis. Through their clearing agent, Southwest Securities, Inc., a subsidiary of SWS Group, Inc., the Municipal Securities Rulemaking Board (MSRB) which prohibits partial settlements. This method is in compliance with the Municipal Securities Rulemaking Board (Refer to Note 2).

Note 1- General and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 31, 2015, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements

Note 2- Broker Receivables and Payables

The Company recognizes revenue at trade date. This complies with the Municipal Securities Rulemaking Board. In accordance with FASB ASC 940-20-45-3, the company recorded the net Receivable for unsettled trades in the amount of $16,126 as of December 31, 2014.

Note 3- Cash and Cash Equivalents

The total of cash and cash equivalents at December 31, 2014 is $318,907. A $217,000 US Treasury bill matured on January 8, 2015.

Note 4- Investments

The Company holds shares of the National Association of Security Dealers available for sale, recorded at fair market value. A haircut of fifteen percent has been taken for the computation of minimum net capital. An unrealized gain in the amount of $2,448 has been recognized in the statement of income and retained earnings for the year ended December 31, 2014.

The Company invested in a newly formed limited liability company, Municipal Bond Information Services, LLC, and ("MBIS"). This investment is recorded under the cost method as it is non practicable to estimate the fair value of the investment.

As of December 31, 2014, the Company has contributed a total of $120,000, of which $35,000 was contributed during 2014. The Company has determined an impairment of $104,675 is appropriate due to identified events that have led to significant adverse effects.

Note 5- Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Organization has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014.

Common stocks: Valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Organization believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5- Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Common Stock				
NASD	$ 14,388	$ -	$ -	$ 14,388
Total investments at fair value	$ 14,388	$ -	$ -	$ 14,388

Note 6- Income Taxes

Management regularly evaluates the likelihood of realizing the benefit for income tax positions taken by the Company in various federal and state filings by considering all relevant facts, circumstances and information available. If management believes it is more likely than not that a position will be sustained, the Company will recognize a benefit at the largest amount which is cumulatively greater than fifty percent (50%) likely to be realized. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as a component of the provision for income taxes. The Company has not recognized any contingencies for uncertain tax positions for the year ended December 31, 2014. Although, the IRS is not currently examining any of the Company's income tax returns, tax years 2011 through 2013 remain open and are subject to examination.

There were no material differences requiring a provision for deferred taxes during the year. The Company files and reports U.S Federal Income Tax, California Franchise Tax and New Jersey Franchise Tax jurisdiction

Note 7- Commitments

The Company is obligated under the terms of two non-cancelable operating leases. The monthly lease payments are $999 and $599 with termination dates of August 2016 and August 2017, respectively.

The Company is obligated under a sixty-month lease agreement dated September 1, 2013 for its office space in Agoura Hills, Ca. The Company had also committed itself in an agreement dated October 14, 2014 to pay $60,000 to a vendor for data services in twelve $5,000 monthly payments ending October 14, 2015.

The total of these commitments over the remaining non-cancelable terms as follows:

2015	$ 123,400
2016	64,200
2017	53,800
2018	32,600
Total	$ 274,000

Note 8- Employee Savings Plan

The Company adopted a 401 (k) employee savings plan effective January 1, 1999. The Company did not make any matching or profit sharing contributions during the year ended December 31, 2014.

Note 9- Risks and Uncertainties

The Company's future operating results may be affected by a number of factors. The Company's operations are in part dependent on "mission critical systems" that ensure prompt and accurate processing of securities transactions, including order taking, entry, execution, comparison, allocation, clearance and settlement of securities transactions. In the event of a significant disruption of electronic data exchange with customers and the Company's clearing firm, operations could be adversely affected.

Note 10- Related Parties

Advances from Officers

The related parties to the company are shareholders Stephen Stark and Mary Ann Stark. Transactions with related parties are limited to the use of the company credit card. Transactions are charged to an advance account and are repaid annually. The amount due to Mr. Stark at December 31, 2014 was $2,537.

Note 11- Recently Issued Accounting Standards

During the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2013-11	Income Taxes (Topic 740): Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists (A consensus of the FASB emerging issues task force)	Fiscal years beginning after December 15, 2013
2014-07	Consolidation (Topic 810) — Applying Variable Interest Entities Guidance to Common Control Leasing Arrangements	Fiscal years beginning after December 15, 2014

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule pursuant to Rule 15c3-1(a) (2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital at December 31, 2014 was $228,916. This exceeded minimum net capital requirements by $78,916.

I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS
Schedule I - Computation of Net Capital
Requirements Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital		
Common stock	$ 170,000	
Retained earnings	121,756	
Total stockholders' equity		291,756
Less: Non-allowable assets		
Other current assets		(59,592)
Total non-allowable assets		(59,592)
Net capital before haircuts		232,164
Less: Haircuts on securities		
Bankers acceptances, CD		(5)
U.S. and Canadian government obligations		(1,085)
Stocks and warrants		(2,158)
Total haircuts on securities		(3,248)
Net Capital		228,916
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness		7,817
Minimum dollar net capital required		150,000
Net capital required (greater of above)		150,000
Excess net capital		$ 78,916
Ratio of aggregate indebtedness to net capital	0.51 : 1	

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014

I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to I.E. Investments, Inc. dba Stark Municial Brokers as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2014

		Amount
SIPC-6 general assessment		
Payment made on August 15, 2014	$	3,341
SIPC-7 general assessment		
Payment made on February 2, 2015		2,604
Payment made on February 20, 2015		29
Total assessment	$	5,974

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS
Reconciliation of Net Capital and Audited Financial Statements
December 31, 2014

Total Ownership Equity	
Qualified for Net Capital As reported in Company Part II (Unaudited) FOCUS Report	$228,916
Qualified Net Capital Per Audit Report	(228,916)
Difference	$ -0-

See independent auditors' report

R. D. Gourley

Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

BOARD OF DIRECTORS
I. E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by I.E. Investments, Inc. dba Stark Municipal Brokers and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating I.E. Investments, Inc. dba Stark Municipal Brokers compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). I.E. Investments, Inc. dba Stark Municipal Brokers management is responsible for I.E. Investments, Inc. dba Stark Municipal Brokers compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Noted that no adjustments were reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. Noted no overpayment was applied to the current assessment on the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be use by anyone other than these specified parties.

R. D. Gourley

Arcadia, CA
February 25, 2015

R. D. Gourley
Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

BOARD OF DIRECTORS
I. E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying *EXEMPTION REPORT UNDER RULE 17a-5* in which I.E. Investments, Inc. dba Stark Municipal Brokers identified the following provisions of 17 C.F.R. 15c3-3(k) (2) (ii), under which Stark Municipal Brokers claimed an exemption from 17 C.F.R. 240.15c3-3:(k) (ii) and Stark Municipal Brokers stated that Stark Municipal Brokers met the identified exemption provisions throughout the most recent fiscal year without exception. Stark Municipal Brokers management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stark Municipal Brokers compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all materials respects, based on the provisions set forth in paragraph (k) (2) (ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

R.D. Gourley

Arcadia, CA
February 25, 2015

I.E. INVESTMENTS, INC.

dba Stark Municipal Brokers CRD 25169

28632 Roadside Drive, #215

Agoura Hills, CA 91311

December 31, 2014

EXEMPTION REPORT UNDER RULE 17a-5

Stark Municipal Brokers claims the exemption under rule 15c3-3(k)(2)(ii), which states that "All customer transactions cleared through another Broker-Dealer (Southwest Securities, Inc.) on a fully disclosed basis". The firm met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014, without exception.

Stephen Stark, Jr. ______________________ 2/17/15

President / CEO Date